FACT Corporation

October 20, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. Karl Hiller – Branch Chief

By Facsimile and Electronic Filing

RE:

FACT Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 15, 2005

SEC Response Letter dated March 20, 2006

File No. 000-17232

Dear Mr. Hiller:

I am writing to provide an update as to the status of the filing of a response to the March 20, 2006 comment letter.  We apologize for the delay in providing same to you, and below have provided an explanation for our delay.

As your office may recall, I commenced maternity leave on March 17 of this year.  During my leave while the Company did have assistance in fulfilling many of my day to day duties, matters such as the preparation of a response to the detailed financial issues raised in the March 20, 2006 comment letter, which involve my direct input, were left for me to coordinate with my office staff as time permitted.  It was agreed with my office that I would take a leave of 8 weeks without interruption to acclimate to motherhood, and thereafter a response would be immediately prepared.  Your office was contacted telephonically in this regard. In late May 2006, I prepared a response in draft and as you may recall Mr. Lawler (our corporate counsel), myself and Mr. Mark Wojciechowski participated in a telephone discussion on June 13, 2006 at which time I clarified with him certain comments from the March letter so that I could finalize the response.  Thereafter it had been my understanding that a response had been submitted.  As I am now to understand, shortly after providing my office with the final response for processing, we underwent some support staffing changes which required a reformatting of certain of our computers.  At this time we encountered some data errors and certain files in process were deleted and unable to be retrieved.  My response was apparently among those files.

I am now immediately recreating our response to the March 20, 2006 letter in order to submit a formal filing as quickly as possible.  My draft is presently under review by legal counsel and I would expect to be able to submit the document no later than October 27, 2006.

Should you have any questions or comments please do not hesitate to contact the undersigned directly at 403-693-8004.

Yours truly,

/s/ Jacqueline Danforth

Jacqueline Danforth

President

FACT Corporation

cc:  Mark A. Wojciechowski – Staff Accountant

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com